Filed by Fair, Isaac and Company, Incorporated Pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: HNC Software Inc.
Commission File No. 000-26146

Date: May 10, 2002

         This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Issac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by Fair, Isaac under cover of Form 8-K on April 29, 2002 and is incorporated by reference into this filing.

         This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac’s and HNC’s results could differ materially from Fair, Isaac’s and HNC’s expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

         Fair, Isaac and HNC intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

         Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac’s executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC’s executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC’s web site at www.sec.gov.

* * *

[Communication sent to Fair, Isaac employees on May 10, 2002 by Thomas G. Grudnowski, Chief Executive Officer or Fair, Isaac]

From: Tom Grudnowski
Sent:Friday, May 10, 2002 4:34 PM
To: Everyone
Subject:

It’s been a little over one week since we announced the big news about our merger with HNC Software and I thought I’d pass along a brief update on how things are progressing.

As you may have noticed, this announcement significantly increased our media presence! It was noticed as a significant business event and grabbed the attention of every important national business media outlet (including The Wall Street Journal, The Financial Times, Washington Post, Reuters and Dow Jones) as well as key local market and trade media. Importantly, virtually every story picked up on the strong strategic rationale behind this merger. All in all, the business press seems to like what we’re doing.

We also spent a significant amount of time talking with the investment community last week about the benefits of this merger. To some extent, there’s an education process taking place as investors learn about both companies and the power of business analytics. I was tremendously encouraged by the feedback we received and while there is much work to do, there is huge confidence in our abilities to successfully integrate the organizations.

That’s important, because this week we started picking up steam on integration. There was a meeting in San Diego with some of the key integration team members. At this point, we’re framing options and exploring implications. We all know that the hard stuff is ahead of us and while we can’t give you a lot of specific answers to questions, you should know that there is a team spending long days and evenings putting together a plan that will ensure a successful integration of talent, products and cultures. Stay tuned for more specific news on this front as the team digs deeper into the details.

About 10 days ago we took a big step towards an invigorating future. Based on the feedback I’ve received from employees at HNC, the investment community and many of you, I am more excited about this merger every day. Simply put, we’re all part of a tremendous chapter in the growth of Fair, Isaac and our efforts over the coming weeks, months and years will be nothing short of fantastic.

One final comment — don’t forget that you can send any merger related questions to mergerfaq@fairisaac.com. The integrations team will seek to answer any questions you may have.

Lots to do in 2002!

Tom